Exhibit 99.1

INNOCOLL AG

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/(LOSS) (UNAUDITED)

Thousands of Euros (except share and share data)	Notes	Three months ended 09/30/2014	Three months ended 09/30/2013	Nine months ended 09/30/2014	Nine months ended 09/30/2013
Revenue	4	€1,141	€627	€3,742	€2,712
Cost of sales		(1,218)	(879)	(4,161)	(3,038)
Gross loss		(77)	(252)	(419)	(326)
Research and development expenses	5	(908)	(247)	(1,955)	(1,194)
General and administrative expenses	6	(2,565)	(981)	(7,356)	(2,862)
Other operating expense – net	7	(42)	-	-	(26)
Loss from operating activities – continuing operations		(3,592)	(1,480)	(9,730)	(4,408)
Finance income/(expense)	8	5,583	(578)	(6,667)	(4,752)
Other income		-	15,100	75	15,903
Profit/(loss) before income tax		1,991	13,042	(16,322)	6,743
Income tax		(21)	(17)	(107)	(53)
Profit/(loss) for the period – all attributable to equity holders of the Company		€1,970	€13,025	€(16,429)	€6,690
Other comprehensive income:
Currency translation adjustment		(372)	(341)	(415)	71
Total comprehensive profit/(loss) for the period		€1,598	€12,684	€(16,844)	€6,761
Basic profit/(loss) per share (euro)	9	€1.57	€336.13	€(33.36)	€142.70
Diluted profit/(loss) per share (euro)	9	€1.40	€(1.04)	€(33.36)	€(6.00)

INNOCOLL AG

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

at September 30, 2014 (unaudited) and December 31, 2013

Thousands of Euros	Notes	09/30/2014	12/31/2013
		(unaudited)
Assets
Property, plant and equipment	10	€1,036	€732
Total non-current assets		1,036	732
Inventories	11	1,163	1,723
Trade and other receivables	12	1,022	409
Cash and cash equivalents		47,257	2,692
Total current assets		49,442	4,824
Total assets		€50,478	€5,556
Equity
Share capital	14	1,424	39
Share premium		122,084	7,074
Capital contribution		723	723
Other reserves		12,415	10,642
Currency translation reserve		(414)	1
Accumulated share compensation reserve		2,925	-
Accumulated deficit		(102,481)	(86,052)
Total equity attributable to equity holders of the company		36,676	(67,573)
Liabilities
Interest bearing loans and borrowings		-	63,026
Investor option liability	15	7,326	974
Defined pension liability		81	81
Total non-current liabilities		7,407	64,081
Trade and other payables	13	4,612	6,389
Deferred income	4	1,729	2,607
Deferred taxation		49	49
Current taxes payable		5	3
Total current liabilities		6,395	9,048
Total liabilities		13,802	73,129
Total equity and liabilities		€50,478	€5,556

See accompanying notes to unaudited condensed consolidated interim financial information.

INNOCOLL AG

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

at September 30, 2014

Thousands of Euros	Share capital	Share premium	Capital contribution	Other reserves	Currency translation reserve	Share compensation reserve	Accumulated deficit	Total
Balance at January 1, 2013	€39	€7,074	€723	€8,800	€(154)	€906	€(91,317)	€(73,929)
Total comprehensive income	-	-	-	-	155	-	2,109	2,264
Share based payment	-	-	-	-	-	(906)	906	-
Equity arising on convertible debt	-	-	-	38	-	-	-	38

De-recognition of convertible instruments and investor options	-	-	-	(8,861)	-	-	-	(8,861)

Equity recognized on issue of preferred stock	-	-	-	11,426	-	-	-	11,426
Gain on settlement of B Preferred stock	-	-	-	-	-	-	2,250	2,250
Foreign exchange on reorganization	-	-	-	(761)	-	-	-	(761)
Balance at December 31, 2013	€39	€7,074	€723	€10,642	€1	€-	€(86,052)	€(67,573)
Balance at January 1, 2014	39	7,074	723	10,642	1	-	(86,052)	(67,573)
Total comprehensive loss	-	-	-	-	(415)	-	(16,429)	(16,844)
Equity arising on convertible debt	-	-	-	1,773	-	-	-	1,773
Share based payment	-	-	-	-	-	2,925	-	2,925
Issue of ordinary shares net of issue costs	1,385	115,010	-	-	-	-	-	116,395
Balance at September 30, 2014	€1,424	€122,084	€723	€12,415	€(414)	2,925	€(102,481)	€36,676

See accompanying notes to unaudited condensed consolidated interim financial information.

INNOCOLL AG

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

for the nine months ended September 30, 2014 and 2013

Thousands of Euros	Nine months ended 09/30/2014	Nine months ended 09/30/2013
Operating activities (loss)/profit for the period	(16,429)	6,690
Adjustments for:
Finance expense	9,401	4,922
Depreciation/impairment of property, plant & equipment	294	55
Income tax expense	107	53
Profit on the sale of fixed assets	(75)	-
Share based payment	2,840	`-
Gains on financial instruments	-	(16,073)
Foreign exchange (gains)/losses	(400)	96
Operating cash outflows before movements in working capital	(4,262)	(4,257)
Decrease/(increase) in inventory	560	(68)
(Increase)/decrease in trade and other receivables	(613)	104
(Decrease)/increase in trade and other payables	(1,777)	963
(Decrease)/increase in deferred income and defined benefit pension liability	(878)	1,538
Income taxes paid	(108)	(76)
Net cash used in operating activities	(7,078)	(1,796)
Cash flows from investing activities:
Purchases of property, plant and equipment	(598)	(222)
Interest received	2	-
Proceeds on sale of fixed assets	75	-
Net cash used in investing activities	(521)	(222)
Cash inflows from financing activities:
Proceeds from issue of convertible promissory notes	-	2,817
Proceeds from issue of shares net of issue costs	52,164	-
Net cash inflows from financing activities	52,164	2,817
Net increase in cash and cash equivalents	44,565	799
Cash and cash equivalents at the beginning of the period	2,692	(148)
Cash and cash equivalents at the end of the period	€47,257	€651

See accompanying notes to unaudited condensed consolidated interim financial information.

INNOCOLL AG

NOTES TO THE CONDENSED CONSOLIDATED INTERIM

FINANCIAL INFORMATION

(UNAUDITED)

1   Reporting entity

Innocoll AG, a German stock corporation, is a global, commercial stage, specialty pharmaceutical company, with late stage development programs targeting areas of significant unmet medical need.

2   Basis of preparation

The condensed interim consolidated financial information are for the three months and nine months ended September 30, 2014 and are presented in euro (‘€’). They do not include all of the information required in annual financial statements in accordance with IFRSs, and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2013. Certain comparative amounts have been reclassified to conform with the current year presentation.

The interim financial statements have been approved for issue by the Supervisory Board on November 12, 2014.

3   Summary of significant accounting policies

The accounting policies applied in this interim financial information is the same as those applied in the group’s consolidated financial information as at and for the year ended December 31, 2013.

4   Segmental reporting

The entire group’s revenue is derived from one operating segment which can be spread among five geographical regions. The group principally sells four products; CollatampG globally outside of the United States, Septocoll within Europe and the Middle East, CollaGUARD within Europe, the Middle East and Asia and RegenePro within the United States. The results of the group are reported on a consolidated basis to the chief operating decision maker of the group, the chief executive officer. There are no reconciling items between the group’s reported income statement and statement of financial position and the results and financial position, respectively, of the above segment.

The majority of the product revenue for the three months ended September 30, 2014 of €1.14 million, relates to sales of CollatampG and Septocoll and is split between two customers; in the three months ended September 30, 2014 the split was 85% and 15%. The group receives a contractually agreed percentage of the net in-market sales of CollatampG from one of its customers which distributes the product. This is recognized in two parts; the first amount is recognized for the manufacture and sale of product at the point of sale; and the final amount when the product is sold.

As of September 30, 2014, the group had deferred income in the amount of €1.7 million relating to upfront payments in the amount of €0.8 million in respect of Septocoll customers, €0.7m in respect of its CollaGUARD customers with the remaining €0.2 million relating to its RegenePro customer. Innocoll expects to deliver products to these customers in 2014 and in 2015 in settlement of these advance payments.

As mentioned above, the group has determined that all revenue is derived from one business segment. The supervisory board has reviewed the impact of IFRS 8 “Operating Segments” on the financial statements with the above in mind. Given that the group only has one business segment, the supervisory board has concluded that it is not necessary to show the full requirements of the standard within this note as the key information is displayed in other areas of the financial information.

INNOCOLL AG

NOTES TO THE CONDENSED CONSOLIDATED INTERIM

FINANCIAL INFORMATION — (Continued)

(UNAUDITED)

4   Segmental reporting (continued)

The distribution of revenue by customers’ geographical area was as follows:

Thousands of Euros	Three months ended 09/30/14	Three months ended 09/30/13	Nine months ended 09/30/14	Nine months ended 09/30/13
Europe	1,134	599	3,688	2,641
Middle East	-	10	-	10
US	4	-	41	-
Asia	3	18	13	57
ROW	-	-	-	4
Gross revenue	1,141	627	3,742	2,712

5   Research and development expenses

Thousands of Euros	Three months ended 09/30/14	Three months ended 09/30/13	Nine months ended 09/30/14	Nine months ended 09/30/13
Employee compensation	367	345	1,092	1,036
External clinical research costs	477	32	607	73
General operating costs	64	(130)	256	85
Total research and development expenses	908	247	1,955	1,194

Research and development expenses include labor, materials and direct overheads associated with the various research programs.

6   General and administrative expenses

Thousands of Euros	Three months ended 09/30/14	Three months ended 09/30/13	Nine months ended 09/30/14	Nine months ended 09/30/13
Employee compensation	695	586	1,953	1,612
Depreciation	118	10	178	29
Share based payment	1,238	-	2,840	-
Other	514	385	2,385	1,221
Total general and administrative expenses	2,565	981	7,356	2,862

7   Other operating expense — net

Thousands of Euros	Three months ended 09/30/14	Three months ended 09/30/13	Nine months ended 09/30/14	Nine months ended 09/30/13
Impairment of property, plant and equipment	41	-	116	25
Compensation for amendments to supply agreement	-	-	(118)	-
Other expense	1	-	2	1
Total other operating expense	42	-	-	26

INNOCOLL AG

NOTES TO THE CONDENSED CONSOLIDATED INTERIM

FINANCIAL INFORMATION — (Continued)

(UNAUDITED)

8   Finance (income)/expense

Thousands of Euros	Three months ended 09/30/14	Three months ended 09/30/13	Nine months ended 09/30/14	Nine months ended 09/30/13
Interest on convertible preferred shares	-	1,379	3,063	3,035
Interest on convertible promissory notes	-	-	-	1,918
Fair value (gain)/expense on investor options	(2,922)	(75)	6,352	(186)
Foreign exchange gain	(2,661)	(727)	(2,748)	(20)
Other expense	-	1	-	5
Total finance (income)/expense	(5,583)	578	6,667	4,752

9   Earnings/(loss) per share

The weighted average number of ordinary shares (denominator - basic) amounted to 1,250,858 for the three months ended September 30, 2014 (three months ended September 30, 2013: 38,750).

The basic earnings per share for the three months ended September 30, 2014 was €1.57 (three months ended September 30, 2013: €336.13).

The weighted average number of ordinary shares (denominator - basic) amounted to 492,460, for the nine months ended September 30, 2014 (nine months ended September 30, 2013: 46,881).

The basic loss per share for the nine months ended September 30, 2014 was €33.37 (earnings for the nine months ended September 30, 2013: €142.72).

	Three months ended 09/30/2014	Three months ended 09/30/2013	Nine months ended 09/30/2014	Nine months ended 09/30/2013
Numerator – Thousands of Euros:
Net earnings/(loss) – basic	1,970	13,025	(16,429)	6,690
Adjustment to net earnings for interest on convertible preferred shares	-	1,134	-	4,768
Adjustment for gain on settlement of promissory notes and preferred stock	-	(14,930)	-	(15,903)
Net earnings/(loss) – diluted	1,970	(771)	(16,429)	(4,445)

Denominator – number of shares:
Weighted-average shares outstanding – basic	1,250,858	38,750	492,460	46,881
Dilutive common stock issuable upon conversion of restricted shares	157,785	-	-	-
Dilutive common stock issuable upon conversion of preferred shares	-	699,873	-	480,126
Dilutive common stock issuable upon conversion of promissory notes	-	-	-	213,661
Weighted-average shares outstanding – diluted	1,408,643	738,623	492,460	740,668

Earnings/(loss) per share:
Basic	1.57	336.13	(33.36)	142.70
Diluted	1.40	(1.04)	(33.36)	(6.00)

INNOCOLL AG

NOTES TO THE CONDENSED CONSOLIDATED INTERIM

FINANCIAL INFORMATION — (Continued)

(UNAUDITED)

9   Earnings/(loss) per share (continued)

The tables below include a reconciliation of the Company’s GAAP results to non-GAAP results.

For the three months ended September 30, 2014 the reconciliation primarily relates to non-cash expense/gains in the amount of €1.2 million with respect to share-based compensation and €2.9 million with respect to fair value gain on options to investors. On a non-GAAP-basis, the net profit for the three months ended September 30, 2014 was €0.3 million, or €0.23 per share, compared to €13.0 million, or €336.13 per share for the three months ended September 30, 2013.

For the nine months ended September 30, 2014 the reconciliation primarily relates to non-cash expenses in the amount of €2.8 million with respect to share-based compensation and €6.4 million with respect to fair value expense on options to investors. On a non-GAAP-basis, the net loss for the nine months ended September 30, 2014 was €7.2 million, or €14.70 per share, compared to a net profit of €6.7 million, or €142.70 per share for the nine months ended September 30, 2013.

	Three months ended 09/30/2014	Three months ended 09/30/2013	Nine months ended 09/30/2014	Nine months ended 09/30/2013
Numerator for non-GAAP (loss)/earnings per share– Thousands of Euros:
Net earnings/(loss) – basic	1,970	13,025	(16,429)	6,690
Share based payments	1,238	-	2,840	-
Fair value (gain)/expense on investor options	(2,922)	-	6,352	-
Non-GAAP net earnings/(loss) - basic	286	13,025	(7,237)	6,690

Adjustment to net earnings for interest on convertible preferred shares	-	1,134	-	4,768
Adjustment for gain on settlement of promissory notes and preferred stock	-	(14,930)	-	(15,903)
Non-GAAP net earnings/(loss) – diluted	286	(771)	(7,237)	(4,445)

Denominator – number of shares:
Weighted-average shares outstanding – basic	1,250,858	38,750	492,460	46,881
Dilutive common stock issuable upon conversion of restricted shares	157,785	-	-	-
Dilutive common stock issuable upon conversion of preferred shares	-	699,873	-	480,126
Dilutive common stock issuable upon conversion of promissory notes	-	-	-	213,661
Weighted-average shares outstanding – diluted	1,408,643	738,623	492,460	740,668

Earnings/(loss) per share:
Basic	0.23	336.13	(14.70)	142.70
Diluted	0.20	(1.04)	(14.70)	(6.00)

INNOCOLL AG

NOTES TO THE CONDENSED CONSOLIDATED INTERIM

FINANCIAL INFORMATION — (Continued)

(UNAUDITED)

10   Property, plant and equipment

Thousands of Euros	Leasehold improvements	Plant & machinery	Furniture & fittings	Total
Cost
Balance January 1, 2014	673	11,102	1,657	13,432
Additions	-	587	11	598
Disposals	-	(236)	-	(236)
Balance September 30, 2014	673	11,453	1,668	13,794
Depreciation
Balance January 1, 2014	479	10,615	1,606	12,700
Depreciation charge for period	23	150	5	178
Depreciation on disposals	-	(236)	-	(236)
Impairment charge for period	-	116	-	116
Balance September 30, 2014	502	10,645	1,611	12,758
Net book value
At September 30, 2014	171	808	57	1,036

Thousands of Euros	Leasehold improvements	Plant & machinery	Furniture & fittings	Total
Cost
Balance January 1, 2013	615	10,715	1,654	12,984
Additions	58	162	2	222
Balance September 30, 2013	673	10,877	1,656	13,206
Depreciation
Balance January 1, 2013	451	10,268	1,595	12,314
Depreciation charge for period	-	24	5	29
Impairment charge for period	-	25	-	25
Balance September 30, 2013	451	10,317	1,600	12,368
Net book value
At September 30, 2013	222	560	56	838

INNOCOLL AG

NOTES TO THE CONDENSED CONSOLIDATED INTERIM

FINANCIAL INFORMATION — (Continued)

(UNAUDITED)

10   Property, plant and equipment (continued)

Thousands of Euros	Leasehold improvements	Plant & machinery	Furniture & fittings	Total
Cost
Balance January 1, 2013	615	10,715	1,654	12,984
Additions	58	387	3	448
Balance December 31, 2013	673	11,102	1,657	13,432
Depreciation
Balance January 1, 2013	451	10,268	1,595	12,314
Depreciation charge for year	28	199	11	238
Impairment charge for year	-	148	-	148
Balance December 31, 2013	479	10,615	1,606	12,700
Net book value
At December 31, 2013	194	487	51	732

11   Inventories

Thousands of Euros	09/30/2014	12/31/2013
Raw materials	624	768
Work in progress	322	632
Finished goods	217	323
Total inventories	1,163	1,723

The replacement cost of inventory does not differ materially from its carrying value. The impairment provision against inventory amounted to €0.5 million (2013: €0.6 million).

12   Trade and other receivables

Thousands of Euros	09/30/2014	12/31/2013
Trade receivables, net	660	362
Sales taxes receivable	28	-
Prepaid expenses and other current assets	334	47
Total trade and other receivables	1,022	409

The impairment provision against trade receivables amounted to €0.04 million at September 30, 2014 (2013: €0.07 million).

13   Trade and other payables

Thousands of Euros	09/30/2014	12/31/2013
Trade payables	2,397	2,717
Accrued expenses	2,215	3,672
Total trade and other payables	4,612	6,389

INNOCOLL AG

NOTES TO THE CONDENSED CONSOLIDATED INTERIM

FINANCIAL INFORMATION — (Continued)

(UNAUDITED)

14    Share Capital

In May 2014, the company issued 77,924 series E preferred shares to certain existing shareholders, three new members of our supervisory board and three new investors who are partners of one of the existing shareholders for approximately $12.1 million.   In June 2014, the company further issued 32,977 new ordinary shares of Innocoll GmbH for $5.1 million to certain existing shareholders. The terms of the series E preferred and ordinary share issues provide for an anti-dilution right such that, in the event of an initial public offering in which the price per ordinary share equivalent of ADSs is less than 1.2 times the series E stated value of €112.52 per share, “IPO Premium Requirement”. These shareholders entered into a voting undertaking to approve a further capital increase in which the holders of series E preferred shares and ordinary shares, respectively will be issued newly issued ordinary shares (the “Anti-Dilution Shares”) in Innocoll AG, at notional value of €1.00 per share in an amount such that the weighted average price per share of the series E preferred shares and the Anti-Dilution Shares will satisfy the IPO Premium Requirement.  The IPO price of €9.00 per ADS has resulted in the requirement to issue 58,953 Anti-Dilution Shares, pending shareholder approval at the company’s extraordinary general meeting scheduled for December 4, 2014.

15    Options to Investors

All options to investors have been classified as a liability due to certain provisions pursuant to which the exercise price of the options may be reduced in the event that the company issues or sells any of its ordinary shares at price per share less than the exercise price in effect immediately prior to such issue or sale. Pursuant to a notarial deed entered into on June 16, 2014 the shareholders of Innocoll GmbH agreed to amend and terminate all preference, redemption and cumulative dividend rights by converting all preferred shares into ordinary shares of Innocoll GmbH, which had the effect of increasing the value of the ordinary shares and the options.  On July 3 2014, Innocoll GmbH transformed into a German stock corporation Innocoll AG, and Innocoll AG subsequently entered into an amended and restated Option Agreement with the option holders on July 10, 2014.   The options issued by Innocoll AG have an initial expiration date of June 15, 2019, subject to possible extension for an additional 54 month period subject to a shareholder resolution.  Innocoll AG issued ADS in its initial public offering priced on July 24, 2014 at a price of $9.00 per ADS, or the equivalent of €88.52 per ordinary share.  This resulted in the reduction of the exercise price from €100.00 per ordinary share to €88.52 per ordinary share pursuant to the above-described exercise price adjustment provision.  In addition, as Innocoll AG is a public company post the completion of its initial public offering, the shareholder resolution required for the term extension is uncertain, therefore the expiration date for purposes of valuation is assumed to be June 15, 2019.  As a result of the above described provisions and events, the option liability has been valued at €7.3m as of September 30, 2014 as compared to €0.97 million as of December 31, 2013.

16    Post balance sheet event

There have been no significant post balance sheet events.

INNOCOLL AG

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS (UNAUDITED)

CONVENIENCE TRANSLATION INTO US DOLLARS

Thousands of US Dollars, converted at a rate of $1.2687 per euro (except for share and share data)	Three Months Ended 09/30/14	Nine Months Ended 09/30 14
Revenue	$1,447	$4,747
Cost of sales	(1,545)	(5,279)
Gross loss	(98)	(532)
Research and development expenses	(1,152)	(2,480)
General and administrative expenses	(3,254)	(9,333)
Other operating expense – net	(53)	-
Loss from operating activities – continuing operations	(4,557)	(12,345)
Finance income/(expense)	7,083	(8,458)
Other income	-	95
Profit/(loss) before income tax	2,526	(20,708)
Income tax	(27)	(136)
Profit/(loss) for the period – all attributable to equity holders of the Company	2,499	(20,844)
Other comprehensive income:
Currency translation adjustment	(472)	(526)
Total comprehensive profit/(loss) for the period	2,027	(21,370)
Basic profit/(loss) per share (USD)	2.00	(42.33)
Diluted profit/(loss) per share (USD)	1.77	(42.33)

INNOCOLL AG

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

CONVENIENCE TRANSLATION INTO US DOLLARS

at September 30, 2014 (unaudited)

Thousands of US Dollars, converted at a rate of $1.2687 per euro	09/30/2014
(unaudited)
($’000)
Assets
Property, plant and equipment	$1,314
Total non-current assets	1,314
Inventories	1,475
Trade and other receivables	1,297
Cash and cash equivalents	59,955
Total current assets	62,727
Total assets	64,041
Equity
Share capital	1,807
Share premium	154,888
Capital contribution	917
Other reserves	15,751
Currency translation reserve	(525)
Accumulated share compensation reserve	3,711
Accumulated deficit	(130,018)
Total equity attributable to equity holders of the company	46,531
Liabilities
Interest bearing loans and borrowings
Investor option liability	9,294
Defined pension liability	103
Total non-current liabilities	9,397
Trade and other payables	5,851
Deferred income	2,194
Deferred taxation	62
Current taxes payable	6
Total current liabilities	8,113
Total liabilities	17,510
Total equity and liabilities	$64,041

INNOCOLL AG

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

CONVENIENCE TRANLATION INTO US DOLLARS

for the nine months ended September 30, 2014

Thousands of US Dollars, converted at a rate of $1.2687 per euro	Nine months ended 09/30/2014
($’000)
Operating activities loss for the period	$(20,844)
Adjustments for:
Finance expense	11,927
Depreciation/impairment of property, plant & equipment	373
Income tax expense	136
Profit on the sale of fixed assets	(95)
Share based payment	3,603
Foreign exchange (gains)/losses	(507)
Operating cash outflows before movements in working capital	(5,407)
Decrease in inventory	710
(Increase)/decrease in trade and other receivables	(778)
Increase in trade and other payables	(2,254)
(Decrease)/increase in deferred income and defined benefit pension liability	(1,114)
Income taxes paid	(136)
Net cash used in operating activities	(8,979)
Cash flows from investing activities:
Purchases of property, plant and equipment	(759)
Interest received	3
Proceeds on sale of fixed assets	95
Net cash used in investing activities	(661)
Cash inflows from financing activities:
Proceeds from issue of shares- net of issue costs	66,180
Net cash inflows from financing activities	66,180
Net (decrease)/increase in cash and cash equivalents	56,540
Cash and cash equivalents at the beginning of the period	3,415
Cash and cash equivalents at the end of the period	$59,955